SEC ""SSION

SECURIT 09058822

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- ~~034176~~ 50240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Periculum Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 1022
(No. and Street)

Indianapolis, (City) IN (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN **REGARD TO THIS REPORT**

Robert Shortle (317) 636-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price & Gartrell, P.C.
(Name — *if individual, state last, first, middle name*)

8465 Keystone Crossing, Ste 195 (Address) Indianapolis, (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Shortle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Periculum Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT.

Title

GAYLE A. MCGLOCKLIN Hamilton County NOTARY PUBLIC NOTARY SEAL Comm # 584049 My Commission Expires 03-31-2016 STATE OF INDIANA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I 5c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (in) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERICULUM ADVISORS, LLC
FINANCIAL STATEMENT

DECEMBER 31, 2008

<u>CONTENTS</u>

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Periculum Advisors, LLC
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Periculum Advisors, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Periculum Advisors, LLC. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2009

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

PERICULUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	206,151
Accounts receivable		-
TOTAL ASSETS	$	206,151

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable-affiliate	$	5,867
Accured expenses		3,000
Total current liabilities		8,867
MEMBER'S EQUITY		
Paid in capital		6,051
Retained earnings		191,233
Total Member's Equity		197,284
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	206,151

See accompanying notes to financial statements.

PERICULUM ADVISORS, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Placement fees	$	78,144
Interest income		105
		78,249
OPERATING EXPENSES		
Bank charges		189
Communications		1,153
Compensation		47,882
Computers/Printers		123
Employee Benefits		6,707
Database services		2,288
Dues & subscriptions		730
Insurance		393
Lease charges		387
Office expenses		1,751
Postage		300
Professional fees		2,240
Regulatory fees		1,700
Rent		6,456
Taxes		3,562
Travel & entertainment		995
Total operating expenses		76,856
NET INCOME	$	1,393

See accompanying notes to financial statements.

PERICULUM ADVISORS, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance at January 1, 2008	$	229,469
Net income		1,393
Distributions		(33,578)
Balance at December 31, 2008	$	197,284

See accompanying notes to financial statements.

PERICULUM ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:	
Net income	$ 1,393
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in accounts receivable	46,856
Change in accounts payable and accured liabilities	(2,416)
Net cash provided by operating activities	45,833
Cash flows from financing activities:	
Distribution to shareholder	(33,578)
Net Increase in Cash And Cash Equivalents	12,255
Cash And Cash Equivvalents At Beginning Of Year	193,896
Cash And Cash Equivalents At End Of Year	$ 206,151

See accompanying notes to financial statements.

PERICULUM ADVISORS, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2008

Periculum Advisors, LLC (the Company) is a registered securities borker/dealer and is a member of the Financial Industry Regulatory Authority (FINRA) . The Company has one location in Indianapolis, Indiana and serves clients primarily in the surrounding region. The primary business purpose is the provide advisory services relating to corporate merger and general corporate advisory serives. The Company's fiscal year ends December 31.

CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows any highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents.

ACCCOUNTS RECEIVALE
Accounts receivable are uncollateralized obligations arising primarily from consulting services and are stated at invoice amount or amount earned and due. No interest is charged on past due accounts. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific accounts. At December 31, 2008, management believes all accounts receivable are fully collectible.

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

INCOME RECOGNITION
Fees from advisory services relating to corporate merger and acquisition activities and fees for the private placement of debt and equity financings are generally contingent in nature and are recognized at funding of the transactions. Fees for general corporate advisory services are recognized at the time such services are rendered.

INCOME TAXES
The Company is treated as a partnership for income tax purposes. Therefore, no provision has been made for federal or state income taxes in the accompanying financial statements.

NOTE 1 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1), Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6.67% of "aggregate indebtedness", whichever is greater, as these terms are defined. As of December 31, 2008, the net capital was $197,284.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2008 the Company had excess net capital of $192,284. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company shares office space with its member, Periculum Capital Company, LLC, and routinely reimburses its member for expenses paid on behalf of the Company. During 2008, the Company accrued $73,470 for expenses allocated to the Company in accordance with the cost allocation policy between the Company and the member for expenses paid on behalf of the Company during 2008. As of December 31, 2008 $5,867 was due to the member and is reflected in accounts payable.

PERICULUM ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL		
Total Member's Equity		197,284
Net capital before haircuts on securities positions		197,284
Haircuts on securities		-
Net capital		197,284
AGGREGATE INDEBTEDNESS	$	8,867
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Net Capital		197,284
EXCESS NET CAPITAL	$	192,284

PERICULUM ADVISORS, LLC
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
DECEMBER 31, 2008

NET CAPITAL, as reported in Part II of the Company's (Unaudited) FOCUS report	$ 197,284
NET CAPITAL PER AUDIT	197,284

PERICULUM ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal 2008.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Periculum Advisors, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Periculum Advisors, LLC, as of and for the year ended December 31, 2008, in accordance with auding standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Companies internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Frank T. Crislip, Jr., C.P.A.
Jason C. Lowe, C.P.A.
8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a contrl does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or comvination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2009

END